The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

May 2, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning Amendment of consolidated and non-consolidated earnings forecast for the Fiscal Year ending March 31, 2007

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Dlw 5/7

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

May 2, 2007

The Sumitomo Trust & Banking Co., Ltd.

Amendment of consolidated and non-consolidated earnings forecast
for the Fiscal Year ending March 31, 2007

The Sumitomo Trust & Banking Co., Ltd. ("STB") hereby announces that its consolidated and non-consolidated earnings forecast for the fiscal year ending March 31, 2007 ("FY2006") was amended as follows:

1. Amendment of earnings forecast for FY2006
   (For the period from April 1, 2006 to March 31, 2007)

(Billions of Yen)

	Consolidated		Non-consolidated	
	Net operating profit	Net income	Net operating profit	Net income
Previous forecast (A)	190.0	120.0	160.0	100.0
Amended forecast (B)	170.0	104.0	134.0	82.0
Change (B)-(A)	- 20.0	- 16.0	- 26.0	- 18.0
Rate of Change	- 11%	- 13%	- 16%	- 18%

2. Reason for amendment

Reason for amendment is that the non-consolidated credit related costs largely exceeded the amount previously forecasted in November 2006, mainly due to the increase in the loans to special mention debtors under STB's Self-Assessment Rules.

3. Forecast for the dividends of FY2006

Forecast for the end of FY dividends per share of common stocks remains 8.50 yen, same as previously forecasted in November 2006, so the total dividends per share is expected to be 17.00 yen (sum of 8.50 yen end of the first half FY dividends and 8.50 yen end of FY dividends).

(Yen)

	Dividends per share			Consolidated dividend payout ratio
	End of the first half FY	End of FY	Total	
FY2006 (forecast)	8.50	8.50	17.00	27.5%
FY2005 (actual)	6.00	6.00	12.00	20.0%

2. Assets classified under the Financial Reconstruction Law

(Banking a/c and principal guaranteed trust a/c combined; after partial direct write-off)

(Billions of Yen)

Non-consolidated	March 2006 (actual)	September 2006 (actual)	March 2007 (forecast)
Ratio to total loan balance	0.9%	0.8%	1.0%
Assets classified under the Financial reconstruction law	109.4	100.2	118.0
Bankrupt and practically bankrupt	7.3	6.0	7.0
Doubtful ("Kiken-saiken")	19.3	23.4	58.0
Substandard ("Yo-kanri-saiken")	82.7	70.8	53.0
Special mention excluding Substandard	452.9	340.2	734.0
Total loan balance	11,567.6	12,107.8	12,080.0

3. Net unrealized gains/losses of "Available-for-sale Securities"

(Banking a/c, after loss impairment)

(Billions of Yen)

Non-consolidated	March 2006 (actual)	September 2006 (actual)	March 2007 (forecast)
Available-for-sale securities	411.7	384.7	496.0
Stocks	447.1	404.0	507.0

4. BIS Capital adequacy ratio

Consolidated	March 2006 Former standard (actual)	September 2006 Former standard (actual)	March 2007 New standard * (forecast)
BIS Capital adequacy ratio	10.90%	11.55%	mid- 11%
Tier I ratio	6.21%	6.25%	mid- 6%

* The Foundation Internal Ratings-Based Approach is used for credit risks and the Standardized Approach is used for operational risk in accordance with the implementation of BASEL II ("New standard"), starting from end of FY2006.

For further information, please contact:

IR Office, Financial Management Department
Telephone: +81-3-3286-8354
Facsimile: +81-3-3286-4654